

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Robert DeLucia
Chief Financial Officer
SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota 55401

> **Re: SharpLink Gaming Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-28950**

Dear Robert DeLucia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology